Exhibit 99.3

Return on Equity and Assets Ratios

	Q1 2026	For the Year-Ended October 2025	For the Year-Ended October 2024	For the Year-Ended October 2023(1)
Return on Assets	0.89%	0.85%	0.77%	0.73%
Return on Equity	17.6%	16.3%	14.4%	14.3%
Dividend Payout Ratio	41%	43%	50%	52%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.